140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
February 3, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	David Burton
Sasha Parikh
Chris Edwards
Celeste Murphy

Re:	Terns Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 1, 2021
File No. 333-252180

Ladies and Gentlemen:

Terns Pharmaceuticals, Inc. (the “Company”) confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on November 10, 2020, resubmitted to the Commission on December 15, 2020, subsequently filed the Registration Statement with the Commission on January 15, 2021, and filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on February 1, 2021. The Company is providing this letter in response to the comment letter to the Amended Registration Statement received on February 2, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of the Staff’s letter in bold type followed by the Company’s response thereto.

February 3, 2021

Capitalization, page 82

1.	Please revise total capitalization as of September 30, 2020, ensuring to exclude cash and cash equivalents as it is not a component of capitalization.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised page 82 of the Registration Statement. The Company respectfully submits that cash and cash equivalents are not included in the total capitalization row in the “Actual” column (nor “Pro Forma” or “Pro Forma as Adjusted”) of the section titled “Capitalization”.

2.

Please revise the amount of “Actual” issued and outstanding shares of common stock in your capitalization table to be consistent with the outstanding shares amount as presented in your condensed consolidated balance sheet as of September 30, 2020 or tell us and revise to disclose your basis for including 83,333 restricted shares that have not met the vesting criteria in your determination of common shares outstanding as of September 30, 2020 that is reflected in your capitalization table.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised pages 82 and 83 of the Registration Statement.

Dilution, page 84

3.

The historical net tangible book value and historical net tangible book value per share as of September 30, 2020 appears to include mezzanine equity. Please revise the calculations to exclude mezzanine equity or advise as to the appropriateness of your calculation.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised pages 84 and 85 of the Registration Statement. The Company advises the Staff that the calculation of the Company’s historical net tangible book value and historical net tangible book value per share as of September 30, 2020 in the revised disclosure excludes both components of mezzanine equity (i.e., noncontrolling interest and convertible preferred stock).

* * *

February 3, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo, Esq.

of LATHAM & WATKINS LLP

cc:	Senthil Sundaram, Terns Pharmaceuticals, Inc.
Bryan Yoon, Esq., Terns Pharmaceuticals, Inc.
Nathan Ajiashvili, Esq., Latham & Watkins LLP
Michael Podolny, Esq., Latham & Watkins LLP
Yasin Keshvargar, Esq., Davis Polk & Wardwell LLP
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP